Exemption #: 82-5037

December 5, 2002

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated December 5, 2002, provided to the Toronto Stock Exchange for information purposes only but not formally filed.

Yours very truly,

Debbie Jargo

for: Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

dw 12/6

Saskatchewan Wheat Pool

For Immediate Release
Date: December 5, 2002
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

SEC Exemption #: 82-5037

Pool Announces Agri-Products Resignation

Saskatchewan Wheat Pool announced today the resignation of the Pool's Vice President of Agri-Products, Bill Dorgan. Dorgan joined the Pool in 2001 after 13 years as the Director of Business Development for United Agri Products (UAP), a division of ConAgra Foods Inc. based in Calgary.

A search for the Vice President's successor will begin shortly. Dorgan will remain with the company through the transition period.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

Investor Relations and Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

Exemption #: 82-5037

December 5, 2002

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated December 5, 2002 regarding Bill Dorgan's resignation. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

POOL
Saskatchewan Wheat Pool

SEC Exemption #: 82-5037

For Immediate Release
Date: December 5, 2002
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

Pool Announces Agri-Products Resignation

Saskatchewan Wheat Pool announced today the resignation of the Pool's Vice President of Agri-Products, Bill Dorgan. Dorgan joined the Pool in 2001 after 13 years as the Director of Business Development for United Agri Products (UAP), a division of ConAgra Foods Inc. based in Calgary.

A search for the Vice President's successor will begin shortly. Dorgan will remain with the company through the transition period.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

Investor Relations and Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com